UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

FDA Approval

On August 8, 2025, Nyxoah SA (the “Company”) announced that U.S. Food and Drug Administration (FDA) has approved the Genio® system for a subset of adult patients with moderate to severe OSA with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65.

A copy of the press release is attached hereto as Exhibit 99.1.

Preliminary, Unaudited Second Quarter 2025 Financial Results and Business Updates

On August 11, 2025, the Company announced certain preliminary, unaudited financial results for the second quarter of 2025 and certain other business updates. For the second quarter of 2025: (i) revenue is anticipated to be approximately €1.3 million, a 73% increase over the second quarter of 2024, and (ii) operating expenses are anticipated to be approximately €20.7 million, a 50% increase over the second quarter of 2024. As of June 30, 2025, cash, cash equivalents and financial assets are anticipated to be approximately €43.0 million.

The Company also announced that it expects to close patient enrollment in its ACCCESS clinical trial prior to enrolling all 106 potential patients. The study will continue with the patients currently enrolled, with the co-primary endpoints, Apnea-Hypopnea Index (AHI) and Oxygen Desaturation Index (ODI) responder rates, assessed at 12 months post implant and followed for five years. In addition, the Company announced that it has reorganized its global R&D function and expects to transition all ongoing R&D activities from Israel to the United States and Belgium.

A copy of the press release is attached hereto as Exhibit 99.2.

The preliminary, unaudited financial results set forth herein, including preliminary revenue and operating expenses for the second quarter and preliminary cash, cash equivalents and financial assets as of June 30, 2025, are estimates only. This data could change as a result of further review. Accordingly, you should not place undue reliance on this information. Complete financial results for the second quarter of 2025 will be included in our Second Quarter 2025 Report, which we will file in our Report on Form 6-K.

Forward-Looking Statements

Certain statements, beliefs and opinions in this Report on Form 6-K (the “Report”) are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Company’s financial results for the second quarter ended June 30, 2025; the Company’s estimates of revenue and operating expenses for the second quarter of 2025 and cash, cash equivalents and financial assets as of June 30, 2025; the Genio system; planned and ongoing clinical studies of the Genio system, including the ACCCESS study; the potential advantages of the Genio system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio system; the Company's commercialization strategy and entrance to the U.S. market; the Company’s plans to transition its ongoing R&D activities to the U.S. and Belgium; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this Report regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this Report, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this Report as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this Report or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Report.

Risk Factors

Risks Related to Our Business

We have been and could become subject to intellectual property litigation.

The medical device industry is characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property and proprietary rights covering the use of these new products and the related technologies. This vigorous pursuit of intellectual property and proprietary rights has resulted and will continue to result in extensive litigation and administrative proceedings over patent and other intellectual property rights. Whether a product and/or a process infringes a patent involves complex legal and factual issues, and the outcome of such disputes is often uncertain.

There may be existing patents of which we are unaware that are inadvertently infringed by the Genio system. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending patent application in the United States and abroad that is relevant to or necessary for the commercialization of our product candidates in any jurisdiction. Patent applications in the United States and elsewhere are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our product candidates could have been filed by third parties without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our product candidates or the use of our product candidates. The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates.

We may incorrectly determine that our product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market the Genio system and our product candidates.

Any infringement claim against us, even if without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources and/or divert the time and efforts of management from the conduct of our business. For example, on May 30, 2025, the Company received notice that Inspire Medical Systems, Inc. (“Inspire”) filed a lawsuit against the Company and Nyxoah, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, in the United States District Court for the District of Delaware, alleging that the Company’s Genio system infringes certain patents owned by Inspire and seeks customary remedies for patent infringement. In addition to Inspire’s current claims of infringement, our competitors or other third parties may in the future claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights.

Potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them. In addition, any intellectual property litigation could force us to do one or more of the following: (i) stop selling the Genio system or using technology that contains the allegedly infringing intellectual property; (ii) forfeit the opportunity to license our patented technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; (iii) pay substantial damages or ongoing royalty payments to the party whose intellectual property rights we may be found to be infringing; or (iv) force us to implement expensive work-arounds, including redesigning those products that contain or utilize the allegedly infringing intellectual property. In addition, we may be required to license additional technology from third parties to develop and market new systems or technology, which may not be on commercially reasonable terms, or at all, and would adversely affect our ability to compete. Any license or settlement entered into as the result of claims or litigation may not provide us with sufficient rights to sell the Genio system. We also expect that the occurrence of infringement claims is likely to grow as the market for our technology grows and as we introduce new and updated products and offerings. Accordingly, our exposure to damages resulting from infringement claims could increase and this could exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our common stock may decline. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, financial condition, and operating results.

Additionally, competitors and other third parties may infringe or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. To counter infringement or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Our ability to enforce patent rights also depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components or methods that are used in connection with their products and services. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product or service. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

Our future financial performance depends on the commercial acceptance of the Genio system in target markets.

The Genio system is currently our only commercial product, which we currently market in certain European countries. On August 8, 2025, we announced that the U.S. Food and Drug Administration, or FDA, granted approval of the Genio® system for a subset of patients with moderate to severe Obstructive Sleep Apnea (OSA) with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. Our success depends entirely upon its market acceptance and adoption by physicians, payors and patients. The Genio system may not gain commercial acceptance in target markets. If we fail to gain and maintain commercial market acceptance of the Genio system in our target markets, for instance, because of insufficient price and reimbursement levels from government and third-party payors, competition, or the inability to demonstrate the benefits and cost-effectiveness of the Genio system compared to other products available on the market, the amount of revenue generated from sales of the Genio system in the future could continue to be limited, and could even decrease over time. Even if third-party payor coverage is provided, the approved reimbursement amounts may not be high enough to allow us to establish and maintain pricing sufficient to realize a meaningful return on our investment.

These and other factors present obstacles to commercial acceptance of the Genio system in target markets and could lead to our failure, or a substantial delay, in gaining significant market acceptance of the Genio system in target markets, which could affect our ability to generate revenue. Any failure of the Genio system to achieve meaningful market acceptance will harm our business and future prospects.

We may not receive, or may experience delays in receiving, the necessary marketing authorizations or certifications for our Genio system or any future product candidates, and failure to timely obtain necessary marketing authorizations or certifications for our product candidates could have a material adverse effect on our business.

In the United States, before we can market a new medical device, or a new use of, or other significant modification to, an existing, marketed medical device, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, approval of a premarket approval, or PMA, application or grant of a De Novo classification request from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally marketed “predicate” device, which may be a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k) exempt device. To be deemed substantially equivalent, the proposed device must have the same or similar intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness from the predicate device. Clinical data may be required to support substantial equivalence. In the process of obtaining PMA approval, the FDA must determine that a proposed device is safe and effective for its intended use based on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life sustaining, life supporting or implantable devices. In the De Novo classification process, a manufacturer of a novel device under the FDA that would otherwise be automatically classified as Class III and require the submission and approval of a PMA prior to marketing can request an initial classification of the device as Class I or Class II based on evidence that the device in fact presents a low or moderate risk. If the FDA grants the De Novo classification request, the applicant receives authorization to market the device. If the De Novo process results in the classification of a device as Class II, the authorized device may be used subsequently as a predicate device for future 510(k) submissions.

The PMA approval, 510(k) clearance and De Novo classification processes can be expensive, lengthy and uncertain. The FDA’s 510(k) clearance process can take anywhere from three to 12 months or longer to complete. The process of obtaining a PMA or De Novo classification is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, PMAs and De Novo classification requests generally require the applicant to have conducted one or more clinical trials. Despite the time, effort and cost expended in seeking a marketing authorization, there is no assurance that the FDA will grant it. Any delay or failure to obtain necessary regulatory marketing authorizations could harm our business. Furthermore, even if we are granted such marketing authorizations, they may include significant limitations on the indicated uses for the device, which may limit the potential commercial market for the device.

On August 8, 2025, we announced that the U.S. Food and Drug Administration, or FDA, granted approval of the Genio® system for a subset of patients with moderate to severe Obstructive Sleep Apnea (OSA) with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. In order to sell our products in member countries of the European Union, or the EU, our products must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC), the Active Implantable Medical Devices Directive (Council Directive 90/385/EEC) or Medical Device Regulation (EU) 2017/745 of the European Parliament. Compliance with these requirements is a prerequisite to be able to affix the European Conformity, or CE, mark to our products, without which they cannot be sold or marketed in the EU. To demonstrate compliance with the essential requirements we must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Except for low-risk medical devices (Class I non-sterile, non-measuring devices), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the EU Medical Devices Directive (for devices entering the EU market prior to May 26, 2021) or the Medical Device Regulation (for devices entering the EU market on or after May 26, 2021), a conformity assessment procedure requires the intervention of an organization accredited or designated by a member state of the EU to conduct conformity assessments to the applicable legal requirements, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a certificate of conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE-Mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device are supported by suitable evidence. We obtained CE-Mark certification for the Genio system in March 2019. However, if we fail to remain in compliance with applicable European laws and directives and corresponding EU member state laws, we would be unable to continue to affix the CE-Mark to our products, which would prevent us from selling them within the EU.

The aforementioned EU rules are generally applicable in the European Economic Area, or EEA, which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland. Noncompliance with the above requirements would also prevent us from selling our products in these three countries.

Following the end of the “Brexit” transition period, from January 1, 2021 onwards, the UK Medicines and Healthcare products Regulatory Agency, or MHRA is responsible for the UK medical device market. The new regulations require medical devices to be registered with the MHRA, (but manufacturers are given a grace period of four to 12 months to comply with the new registration process). Manufacturers based outside the UK must appoint a UK Responsible Person to register devices with the MHRA in line with the grace periods. The UK will continue to recognize CE-Markings, as well as certificates issued by EU recognized Notified Bodies, until the earlier of June 30, 2028 or the expiration of the certificate for devices compliant with the Medical Devices Directive or the Active Implantable Medical Devices Directive, or until June 30, 2030 for devices compliant with the MDR. Devices marketed in the UK (England, Scotland, and Wales) after such respective dates will require a UK Conformity Assessed, or UKCA, mark. However, UKCA marking alone will not be recognized in the EU. In addition, the rules for placing medical devices on the Northern Ireland market differ from those in the rest of the UK.

In order to sell products in Switzerland, manufacturers based in the EU must appoint a Swiss Authorized Representative, or CH-Rep.

The FDA or foreign regulatory authorities or Notified Bodies can delay, limit or deny future marketing authorization or certification of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or Notified Bodies that our products are safe and effective for their intended uses;
•	the disagreement of the FDA, foreign regulatory authorities or other foreign (regulatory) body with the design or implementation of our clinical trials or the interpretation of data from non-clinical studies or clinical trials;
•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our non-clinical studies and clinical trials may be insufficient to support clearance, certification, De Novo classification or approval, where required;
•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
•	the manufacturing process or facilities we use may not meet applicable requirements; and
•	the potential for approval policies or regulations of the FDA or foreign regulatory authorities to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

We have limited experience marketing and selling our Genio system, and if we are unable to expand, manage and maintain our direct sales and marketing organization, we may not be able to generate revenue growth.

We have only limited experience in marketing and selling our Genio system. To achieve commercial success, we will need to keep expanding our internal sales and marketing organization to commercialize the Genio system in markets that we will target directly, such as Germany, Austria and Switzerland. Expanding our sales and marketing team further will entail recruiting additional managerial, operational, financial and other employees, which is expensive and time-consuming and could delay product launches.

On [ ], 2025, we announced that the U.S. Food and Drug Administration, or FDA, granted approval of the Genio® system for a subset of patients with moderate to severe Obstructive Sleep Apnea (OSA) with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65. At the launch of the Genio system in the U.S., we intend to cover approximately 30% of the existing U.S. HGNS market with 25 territory managers. These territory managers have an average of more than ten years of experience, with all of the managers having experience with ear, nose, and throat or neuromodulation and 11 of the managers having prior HGNS experience. However, we have no experience marketing and selling the Genio system in the United States. To commence commercial launch will require us to continue to hire, develop, grow and retain a U.S. marketing and sales organization. To do so will require significant investment in recruiting and training as we ramp up to a U.S. commercial launch. There is significant competition for marketing and sales personnel experienced in medical device sales. Once we hire such personnel, we expect to provide them with in-depth training, which can be lengthy, because it will require significant education for new marketing and sales representatives to achieve the level of clinical competency with the Genio system that physicians expect. Upon completion of training, our sales representatives will require lead time in the field to grow their network of accounts and achieve productivity levels we expect them to reach in each individual territory. If we are unable to attract, motivate, develop and retain a sufficient number of qualified sales personnel, and if our sales representatives do not achieve the productivity levels we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer.

If the commercial launch of the Genio system in the United States or another jurisdiction for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel. In addition, our sales efforts may be hindered in target markets if we fail to develop and, as applicable, obtain marketing authorization for complementary products.

We may also decide to target certain markets indirectly via distributors or other arrangements. If we are unable to find suitable distribution partners, lose these distribution partners or if our distribution partners fail to sell our products in sufficient quantities, on commercially viable terms or in a timely manner, the commercialization of the Genio system could be materially harmed, which could prevent us from achieving or maintaining profitability.

The Genio system is still unapproved in certain significant markets, and seeking and obtaining regulatory authorization or certification for active implantable medical devices can be a long, expensive and uncertain process.

Applications for prior regulatory authorization in the countries where we intend to sell or market the Genio system and any other products we develop may require extensive non-clinical, clinical and performance testing, all of which must be undertaken in accordance with the requirements of regulations established by the relevant regulatory agencies, which are complex and have become more stringent over time. We may be adversely affected by potential changes in government policy or legislation applicable to implantable medical devices. At the date of this prospectus supplement, we have received certification to market the Genio system and the Genio 2.1 system in the EU member states through CE-Marking and Israeli Medical Devices and Accessories, or AMAR. CE-Marking is also valid in the European Economic Area, or EEA (which consists of the 27 EU member states plus Norway, Liechtenstein and Iceland). On August 8, 2025, we announced that the U.S. Food and Drug Administration, or FDA, granted approval of the Genio® system for a subset of patients with moderate to severe Obstructive Sleep Apnea (OSA) with an Apnea-Hypopnea Index (AHI) of greater than or equal to 15 and less than or equal to 65.

Furthermore, obtaining and maintaining regulatory approval of the Genio system in some jurisdictions, such as the United States and Europe, does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, whereas a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product, similar foreign regulatory authorities must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval and licensure procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, Europe or Israel, including additional nonclinical studies or clinical trials. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our products and product candidates will be harmed.

We or the third parties upon which we depend may be adversely affected by general political, unstable market and economic conditions and other events beyond our control and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

We have become increasingly subject to the risks arising from adverse changes in market and economic and political conditions, both domestically and globally, including trends toward protectionism and nationalism, other unfavorable changes in economic conditions as well as disruptions in global credit and financial markets, such as inflation, failures and instability in U.S. and international banking systems, downgrades of the U.S. credit rating, rising interest rates, slower economic growth or a recession, and other events beyond our control, such as natural disasters, pandemics such as the COVID-19 (coronavirus), epidemics, political instability, and armed conflicts and wars, including the ongoing conflict between Russia and Ukraine, and the war between Israel and Hamas.

Increases in inflation could raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows. In response to high levels of inflation and recession fears, the U.S. Federal Reserve, the European Central Bank, and the Bank of England have raised, and may continue to raise, interest rates and implement fiscal policy interventions. Even if these interventions lower inflation, they may also reduce economic growth rates, create a recession, and have other similar effects.

The U.S. debt ceiling and budget deficit concerns have increased the possibility of credit-rating downgrades and economic slowdowns, or a recession in the United States. Although U.S. lawmakers have previously passed legislation to raise the federal debt ceiling on multiple occasions, there is a history of ratings agencies lowering or threatening to lower the long-term sovereign credit rating on the United States given such uncertainty. On August 1, 2023, Fitch Ratings downgraded the United States’ long-term foreign currency issuer default rating to AA+ from AAA as a result of these repeated debt ceiling and budget deficit concerns. Additionally, on May 16, 2025, Moody’s downgraded the U.S. sovereign credit rating from “Aaa” to “Aa1.” The impact of this or any further downgrades to the U.S. government’s sovereign credit rating or its perceived creditworthiness could adversely affect the U.S. and global financial markets and economic conditions.

If the equity and credit markets deteriorate, it may make any necessary equity or debt financing more difficult to secure, more costly or more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could harm our growth strategy, financial performance and stock price and could require us to delay or abandon plans with respect to our business, including clinical development plans. Further, recent developments in the banking industry could adversely affect our business. If the financial institutions with which we do business enter receivership or become insolvent in the future, there is no guarantee that the Department of the Treasury, the Federal Reserve and the Federal Deposit Insurance Corporation, or FDIC, will intercede to provide us and other depositors with access to balances in excess of the $250,000 FDIC insurance limit, that we would be able to access our existing cash, cash equivalents and investments, that we would be able to maintain any required letters of credit or other credit support arrangements, or that we would be able to adequately fund our business for a prolonged period of time or at all, any of which could have a material adverse effect on our business, financial condition and results of operations. We cannot predict the impact that the high market volatility and instability of the banking sector more broadly could have on economic activity and our business in particular. In addition, there is a risk that one or more of our current service providers, manufacturers or other third parties with which we conduct business may not survive difficult economic times, including the current global situation resulting from the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, the instability of the banking sector, and the uncertainty associated with current worldwide economic conditions, which could directly affect our ability to attain our operating goals on schedule and on budget.

The short and long-term implications of Russia’s invasion of Ukraine are difficult to predict at this time. We continue to monitor any adverse impact that the outbreak of war in Ukraine and the subsequent institution of sanctions against Russia by the United States and several European and Asian countries may have on the global economy in general, on our business and operations and on the businesses and operations of our suppliers and customers. For example, a prolonged conflict may result in challenges associated with timely receipt of customer payments and banking transactions, supply-chain issues, increased inflation, escalating energy prices and constrained availability, and thus increasing costs, of raw materials. We will continue to monitor this fluid situation and develop contingency plans as necessary to address any disruptions to our business operations as they develop. To the extent the war in Ukraine may adversely affect our business as discussed herein, it may also have the effect of heightening many of the other risks described herein. Such risks include, but are not limited to, adverse effects on macroeconomic conditions, including inflation; disruptions to our global technology infrastructure, including through cyber-attack, ransom attack, or cyber-intrusion; adverse changes in international trade policies and relations; our ability to maintain or increase our product prices; disruptions in global supply chains; our exposure to foreign currency fluctuations; and constraints, volatility, or disruption in the capital markets, any of which could negatively affect our business and financial condition.

Our research and development facility is located in Tel Aviv, Israel. Accordingly, political, economic and military conditions in Israel, including the ongoing conflict between Israel and Hamas, may directly adversely affect our business. Any armed conflicts, terrorist activities, political instability in the region or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our business conditions in general and harm our results of operations. Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although Israeli legislation requires the Israeli government to cover the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure that this government coverage will be maintained, or if maintained, will be sufficient to fully compensate us if any damages are incurred. Any losses or damages incurred by us could have a material adverse effect on our business.

The effects of current and future economic and political conditions and other events beyond our control on us, patients, our third-party vendors, including clinical trial sites, and our partners could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party contract manufacturers, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher so-called reciprocal tariffs applicable to imports from many countries. On April 9, 2025, the U.S. announced a temporary pause on its reciprocal tariffs applicable to many countries, while increasing the tariffs applicable to imports from China. The Trump administration has threatened to continue to broadly impose tariffs, including 50% tariffs on countries in the EU, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Historically, tariffs have led to increased trade and political tensions, between not only the United States and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. Any changes in political, trade, regulatory, and economic conditions, including U.S. trade policies, could have a material adverse effect on our financial condition or results of operations.

Future U.S. legislative and regulatory proposals may materially impact the ability of the FDA and other regulatory agencies to operate as they have historically operated. In early 2025, the U.S. government began terminating federal agency employees, including at the FDA. The impact of mass layoffs at the agency and other governmental offices with which we interact is unclear at this time. However, it is expected that with the reductions in force that have already occurred in 2025, the FDA may experience difficulties in meeting its marketing application review goals or to continue to be available for timely interactions with medical product developers. We cannot be sure whether additional legislative changes or executive orders will be enacted, or whether any of the FDA’s regulations, guidances or interpretations will be changed, or what the impact of such changes on the agency and its scientific review staff, if any, may be. The next FDA user fee reauthorization package is expected to enter stakeholder negotiations beginning in mid-2025, with any agreement sent to Congress in early 2027 for purposes of initiating the legislative process. Reauthorization of the medical device user fee program would need to be finalized by Congress by the end of September 2027 in order to avoid a disruption in FDA’s review goals for device marketing authorizations and other activities supported by user fees assessed against industry.

The information included under the headings “FDA Approval,” “Preliminary, Unaudited Second Quarter 2025 Financial Results and Business Updates” and “Risk Factors” shall be deemed to be incorporated by reference into the registration statements on Forms S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Forms F-3 (Registration Numbers 333-268955 and 333-285982) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in the attached Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated August 8, 2025
99.2	Press Release, dated August 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: August 11, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer